FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2016

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2016 and incorporated by reference herein is the Registrant's immediate report dated August 18, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By: /s/ Guy Bernstein

Guy Bernstein CEO

dated: August 18, 2016